SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

DRAFT

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
PUBLIC COMPANY

NOTICE OF CONVOCATION

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

The shareholders of BRASKEM S.A. are hereby being invited to attend the Ordinary and Extraordinary Shareholders Meetings which are to be held concurrently on April 7th, 2006, 10:30 a.m., at the Company’s headquarter at Rua Eteno, no. 1.561, at the Petrochemical Pole, in the Municipality of Camaçari, State of Bahia, in order to deliberate about the following Agenda: I) ORDINARY SHAREHOLDERS MEETING - 01) To examine, discuss and vote the Management Report and the respective rendering of accounts by the Managers, as well as the Financial Statements containing Explanatory Notes regarding the fiscal year that ended on December 31st, 2005; 02) Approval of the Capital Expenditure Budget contained in the Business Plan 2006/2012, justifying the proposal for the destination for the results attained by the Company; 03) Approval regarding the destination of the results of the fiscal year ending on December 31st, 2005; 04) Election of the members of the Board of Directors; 05) Election of the members of the Fiscal Council; 06) The determination of the overall annual compensation to be paid to the administrators; II) EXTRAORDINARY GENERAL MEETING - 01) Analysis and aproval of the proposal of amendment to Braskem’s Long Term Incentive Plan, aiming to attend the suggestion presented by the shareholders at the Extraordinary General Meeting held on September 26th, 2005, which minutes will be available to the shareholders from March 23rd, 2006, at the Company’s headquarters and at its website (www.braskem.com.br), at the Comissão de Valores Mobiliários - CVM and at São Paulo Stock Exchange – BOVESPA. The shareholders of Braskem that may wish to consult and examine the minutes of the proposal of amendment referred herein should schedule date and time to visit the Company through the telephone (55 11) 3443 9531, with the Investor Relations Department.

Obs.: For the purposes of the article 141 of Law no. 6,404/46 and article 3rd of the CVM Instruction no. 165/91, the minimum quorum is of 5% of the voting capital for the solicitation of adoption of the multiple vote process.

Attention:Taking into account the Health, Safety and Environmental Rules (SSMA) in effect at the headquarters of the Company, which have established the necessary directives to control the access and the circulation of individuals and vehicles in the internal and outside headquarter areas, all the shareholders, as well as their legal representatives are requested to be present for the aforementioned Meetings at least 30 minutes before hand, with the intent to insure compliance with the basic training instructions pertaining to SSMA, in effect at the Company, and which may be consulted at the Company’s headquarter.

Camaçari/BA, March 22nd, 2006.

Pedro Augusto Ribeiro Novis
President of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer